Statement of Changes in Beneficial Ownership

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Barnes                           Troy                   D.
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   (Last)                           (First)             (Middle)

   715 Marlin Drive
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                                    (Street)

   Laguna Beach,                    California           92651
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   (City)                           (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol


   Millennium Electronics, Inc. (MILM)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   February 1998
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5. If Amendment, Date of Original (Month/Year)

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                                  Page 1 of 3

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)
   [XX]   Director                             [XX]   10% Owner
   [XX]   Officer (give title below)           [  ]   Other (specify below)
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7. Individual or Joint/Group Filing (Check applicable line)

   [ ] Form filed by one Reporting Person
   [ ] Form filed by more than one eporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                      6.
                                                      4.                               5.             Owner-
                                                      Securities Acquired (A) or       Amount of      ship
                                      3.              Disposed of (D)                  Securities     Form:       7.
                                      Transaction     (Instr. 3, 4 and 5)              Beneficially   Direct      Nature of
                       2.             Code            -------------------------------  Owned at End   (D) or      Indirect
1.                     Transaction    (Instr. 8)                     (A)               of Month       Indirect    Beneficial
Title of Security      Date           ------------    Amount          or      Price    (Instr. 3      (I)         Ownership
(Instr. 3)             (mm/dd/yy)      Code     V                    (D)               and 4)         (Instr.4)   (Instr. 4)
-----------------      -----------    ------------    -------------------------------  ------------   ---------   ------------------
Common Stock           2/10/98         J(1)           $    250        D                -0-            D
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Common Stock           2/10/98         J(1)            102,444        D                -0-            I           By self as Trustee
                                                                                                                  and Beneficiary of
                                                                                                                  the Troy D. Barnes
                                                                                                                  Trust
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Common Stock           2/10/98         G(2)             20,000        D                3,956,066      I           By self as Trustee
                                                                                                                  and Beneficiary of
                                                                                                                  the Barnes Family
                                                                                                                  Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           2/10/98         G(2)              5,000        A                   20,000      I           By self as Custo-
                                                                                                                  dian for Courtney
                                                                                                                  Barnes
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Common Stock           2/10/98         G(2)              5,000        A                   20,000      I           By self as Custo-
                                                                                                                  dian for Brandon
                                                                                                                  Barnes
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Common Stock           2/10/98         G(2)              5,000        A                   20,000      I           By self as Custo-
                                                                                                                  dian for Tori
                                                                                                                  Nicole Barnes
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Common Stock           2/10/98         G(2)              5,000        A                   20,000      I           By self as Custo-
                                                                                                                  dian for Teagan
                                                                                                                  Rose Barnes
====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
----------         -------  --------  -------  ------------  ----------------  -----     ------- -------  --------  -------  -------

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
Explanation of Responses:

(1) Shares were cancelled when the Company failed to achieve a certain performance milestone; (2) Gift to children who share reporting person's household; (3) The reporting person disclaims beneficial ownership of all securities held by his children, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.

          /s/ Troy D. Barnes                                     7/3/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.

                                  Page 3 of 3